Semiannual Report

June 30, 2013

InvestEd Growth Portfolio
InvestEd Balanced Portfolio
InvestEd Conservative Portfolio



CONTENTS
InvestEd Portfolios

President's Letter	3
Illustration of Portfolio Expenses	4
Portfolio Highlights	5
Schedule of Investments	6
Statements of Assets and Liabilities	7
Statements of Operations	8
Statements of Changes in Net Assets	9
Financial Highlights	10
Notes to Financial Statements	12
Proxy Voting Information	17
Quarterly Portfolio Schedule Information	18

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy Funds InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy Funds InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Henry J. Herrmann, CFA

Dear Shareholder,

The volatility trend that seems to have become the norm continued over the past six months. Once again the key culprits were politics, geopolitical concerns globally and confusing policy communication by central bankers.

Despite these issues, and the market swings they can cause, the economic data points to a U.S. economy that continues to improve, although not particularly quickly. Amid the turmoil, the S&P 500 Index forged into record-high territory, breaking through 1,600 in May. The index at the end of June was 13% (including reinvested dividends) higher than where it started the calendar year.

The recent gains in equities have come as investors turned away from fixed income. Federal Reserve (Fed) comments in May and June that the markets interpreted as a sign the Fed was preparing to change its course on monetary policy sent some bondholders for the exits and bond prices tumbling. At the end of June, the benchmark 10-year Treasury was yielding 2.52%, compared 1.78% at the start of the calendar year.

We continue to hold the view that equities are going to outperform relative to bonds on a total return basis over the long term. While the Fed comments in the May-June period may not have merited the volatility that we saw in the markets, we do believe that investors will continue the transition away from bonds and toward equities over time as the superior relative return argument gains traction.

Looking at the economy, the U.S. appears to be on much firmer footing than some other parts of the world. And while the Fed may begin to roll back some of its bond purchases, we do not expect a change in the Fed's rate policy stance given that there is no inflationary pressure and unemployment continues above Fed targets. Internationally, we will continue to monitor events in China and emerging economies, which appear to be in either a slowing or contracting mode depending on where you look. In Europe, there are signs of developing stability but a recession is still the prevailing condition.

We will continue monitoring these and other economic developments in the months ahead.

Economic Snapshot

	6/30/2013	12/31/2012
S&P 500 Index	1,606.28	1,426.19
MSCI EAFE Index	1,638.94	1,604.00
10-Year Treasury Yield	2.52%	1.78%
U.S. unemployment rate	7.6%	7.8%
30-year fixed mortgage rate	4.39%	3.40%
Oil price per barrel	$ 95.56	$ 91.82

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

InvestEd Portfolios

(UNAUDITED)

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2013.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 4 to the Financial Statements for further information.

	Actual(1)			Hypothetical(2)			
Portfolio	Beginning Account Value 12-31-12	Ending Account Value 6-30-13	Expenses Paid During Period*	Beginning Account Value 12-31-12	Ending Account Value 6-30-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
InvestEd Growth Portfolio	$1,000	$1,079.80	$1.25	$1,000	$1,023.56	$1.21	0.25%
InvestEd Balanced Portfolio	$1,000	$1,046.30	$1.23	$1,000	$1,023.56	$1.21	0.25%
InvestEd Conservative Portfolio	$1,000	$1,038.50	$1.22	$1,000	$1,023.56	$1.21	0.25%

**Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2013, and divided by 365.*

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, or exchange fees.

InvestEd Portfolios

ALL DATA IS AS OF JUNE 30, 2013 (UNAUDITED)

InvestEd Growth Portfolio – Asset Allocation

Waddell & Reed Advisors Vanguard Fund, Class Y	29.8%
Waddell & Reed Advisors International Growth Fund, Class Y	24.9%
Waddell & Reed Advisors Small Cap Fund, Class Y	20.1%
Waddell & Reed Advisors New Concepts Fund, Class Y	20.0%
Waddell & Reed Advisors Cash Management, Class A	5.0%
Cash and Cash Equivalents	0.2%

InvestEd Balanced Portfolio – Asset Allocation

Waddell & Reed Advisors Core Investment Fund, Class Y	24.9%
Waddell & Reed Advisors Vanguard Fund, Class Y	24.8%
Waddell & Reed Advisors Cash Management, Class A	15.2%
Waddell & Reed Advisors International Growth Fund, Class Y	14.9%
Waddell & Reed Advisors New Concepts Fund, Class Y	10.0%
Waddell & Reed Advisors Global Bond Fund, Class Y	10.0%
Cash and Cash Equivalents	0.2%

InvestEd Conservative Portfolio – Asset Allocation

Waddell & Reed Advisors Core Investment Fund, Class Y	34.8%
Waddell & Reed Advisors Global Bond Fund, Class Y	24.9%
Waddell & Reed Advisors Cash Management, Class A	20.1%
Waddell & Reed Advisors Bond Fund, Class Y	14.9%
Waddell & Reed Advisors Value Fund, Class Y	5.0%
Cash and Cash Equivalents	0.3%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

InvestEd Portfolios *(in thousands)* JUNE 30, 2013 (UNAUDITED)

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Class A	6,182	$ 6,182
Waddell & Reed Advisors International Growth Fund, Class Y	2,886	30,364
Waddell & Reed Advisors New Concepts Fund, Class Y	2,075	24,522
Waddell & Reed Advisors Small Cap Fund, Class Y	1,348	24,662
Waddell & Reed Advisors Vanguard Fund, Class Y	3,676	36,433
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		**$122,163**
(Cost: $112,736)		

SHORT-TERM SECURITIES – 0.3%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (A)	$ 424	**$ 424**
(Cost: $424)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$122,587**
(Cost: $113,160)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(120)**
NET ASSETS – 100.0%		**$122,467**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$122,163	$ —	$—
Short-Term Securities	—	424	—
Total	$122,163	$424	$—

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Class A	19,933	$ 19,933
Waddell & Reed Advisors Core Investment Fund, Class Y	4,634	32,666
Waddell & Reed Advisors Global Bond Fund, Class Y	3,399	13,153
Waddell & Reed Advisors International Growth Fund, Class Y	1,861	19,580
Waddell & Reed Advisors New Concepts Fund, Class Y	1,115	13,177
Waddell & Reed Advisors Vanguard Fund, Class Y	3,293	32,630
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		**$131,139**
(Cost: $123,621)		

SHORT-TERM SECURITIES – 0.4%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (A)	$ 488	**$ 488**
(Cost: $488)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$131,627**
(Cost: $124,109)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		**(192)**
NET ASSETS – 100.0%		**$131,435**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$131,139	$ —	$—
Short-Term Securities	—	488	—
Total	$131,139	$488	$—

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund, Class Y	2,035	$12,921
Waddell & Reed Advisors Cash Management, Class A	17,419	17,419
Waddell & Reed Advisors Core Investment Fund, Class Y	4,251	29,969
Waddell & Reed Advisors Global Bond Fund, Class Y	5,568	21,549
Waddell & Reed Advisors Value Fund, Class Y	283	4,303
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$86,161**
(Cost: $84,096)		

SHORT-TERM SECURITIES – 0.7%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.111%, 7-3-13 (A)	$ 613	**$ 613**
(Cost: $613)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$86,774**
(Cost: $84,709)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(315)**
NET ASSETS – 100.0%		**$86,459**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$86,161	$ —	$—
Short-Term Securities	—	613	—
Total	$86,161	$613	$—

See Accompanying Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES
InvestEd Portfolios

AS OF JUNE 30, 2013 (UNAUDITED)

(In thousands, except per share amounts)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
ASSETS			
Investments in affiliated mutual funds at value+	$122,163	$131,139	$86,161
Investments in unaffiliated securities at value+	424	488	613
Investments at Value	122,587	131,627	86,774
Cash	1	1	2
Investment securities sold receivable	—	—	13
Dividends and interest receivable	—*	—*	—*
Capital shares sold receivable	148	56	34
Receivable from affiliates	17	17	17
Total Assets	122,753	131,701	86,840
LIABILITIES			
Investment securities purchased payable	80	92	—
Capital shares redeemed payable	203	171	380
Trustees fees payable	2	2	—*
Distribution and service fees payable	1	1	1
Total Liabilities	286	266	381
Total Net Assets	$122,467	$131,435	$86,459
NET ASSETS			
Capital paid in (shares authorized - unlimited)	$108,085	$120,675	$81,105
Undistributed (distributions in excess of) net investment income	(49)	332	587
Accumulated net realized gain	5,004	2,910	2,702
Net unrealized appreciation	9,427	7,518	2,065
Total Net Assets	$122,467	$131,435	$86,459
CAPITAL SHARES OUTSTANDING	9,839	11,175	7,637
NET ASSET VALUE PER SHARE	$ 12.45	$ 11.76	$ 11.32
+COST			
Investments in affiliated mutual funds at cost	$112,736	$123,621	$84,096
Investments in unaffiliated securities at cost	424	488	613

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

2013 SEMIANNUAL REPORT **7**

InvestEd Portfolios

FOR THE SIX MONTHS ENDED JUNE 30, 2013 (UNAUDITED)

(In thousands)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
INVESTMENT INCOME			
Dividends from affiliated mutual funds	$ 103	$ 496	$ 691
Interest and amortization from unaffiliated securities	1	1	1
Total Investment Income	**104**	**497**	**692**
EXPENSES			
Distribution and service fees	150	162	104
Net Investment Income (Loss)	**(46)**	**335**	**588**
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in affiliated mutual funds	1,493	(41)	1,470
Net change in unrealized appreciation on:			
Investments in affiliated mutual funds	7,732	5,481	1,003
Net Realized and Unrealized Gain	**9,225**	**5,440**	**2,473**
Net Increase in Net Assets Resulting from Operations	**$9,179**	**$5,775**	**$3,061**

See Accompanying Notes to Financial Statements.

STATEMENT OF CHANGES IN NET ASSETS
InvestEd Portfolios

(In thousands)	InvestEd Growth Portfolio		InvestEd Balanced Portfolio		InvestEd Conservative Portfolio	
	Six months ended 6-30-13 (Unaudited)	Year ended 12-31-12	Six months ended 6-30-13 (Unaudited)	Year ended 12-31-12	Six months ended 6-30-13 (Unaudited)	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (46)	$ 549	$ 335	$ 1,525	$ 588	$ 2,138
Net realized gain (loss) on investments	1,493	5,461	(41)	3,991	1,470	2,078
Net change in unrealized appreciation	7,732	6,245	5,481	5,245	1,003	733
Net Increase in Net Assets Resulting from Operations	9,179	12,255	5,775	10,761	3,061	4,949
Distributions to Shareholders From:						
Net investment income	—	(550)	—	(1,524)	—	(2,141)
Net realized gains	—	(5,501)	—	(2,861)	—	(501)
Total Distributions to Shareholders	—	(6,051)	—	(4,385)	—	(2,642)
Capital Share Transactions	(2,031)	(4,432)	1,487	8,831	3,563	9,238
Net Increase in Net Assets	7,148	1,772	7,262	15,207	6,624	11,545
Net Assets, Beginning of Period	115,319	113,547	124,173	108,966	79,835	68,290
Net Assets, End of Period	$122,467	$115,319	$131,435	$124,173	$86,459	$79,835
Undistributed (distributions in excess of) net investment income	$ (49)	$ (3)	$ 332	$ (3)	$ 587	$ (1)

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Growth Portfolio							
Six-month period ended 6-30-2013							
(unaudited)	$11.53	$0.00[2]	$ 0.92	$ 0.92	$ —	$ —	$ —
Year ended 12-31-2012	10.94	0.06[2]	1.17	1.23	(0.06)	(0.58)	(0.64)
Year ended 12-31-2011	12.34	0.06[2]	(0.62)	(0.56)	(0.19)	(0.65)	(0.84)
Year ended 12-31-2010	10.93	0.08	1.46	1.54	(0.02)	(0.11)	(0.13)
Year ended 12-31-2009	9.05	0.19	2.07	2.26	(0.19)	(0.19)	(0.38)
Year ended 12-31-2008	13.63	0.22	(3.75)	(3.53)	(0.24)	(0.81)	(1.05)
InvestEd Balanced Portfolio							
Six-month period ended 6-30-2013							
(unaudited)	11.24	0.03[2]	0.49	0.52	—	—	—
Year ended 12-31-2012	10.62	0.15[2]	0.88	1.03	(0.14)	(0.27)	(0.41)
Year ended 12-31-2011	11.53	0.14[2]	(0.41)	(0.27)	(0.15)	(0.49)	(0.64)
Year ended 12-31-2010	10.77	0.09	0.90	0.99	(0.12)	(0.11)	(0.23)
Year ended 12-31-2009	9.45	0.21	1.33	1.54	(0.21)	(0.01)	(0.22)
Year ended 12-31-2008	12.49	0.25	(2.57)	(2.32)	(0.26)	(0.46)	(0.72)
InvestEd Conservative Portfolio							
Six-month period ended 6-30-2013							
(unaudited)	10.90	0.08[2]	0.34	0.42	—	—	—
Year ended 12-31-2012	10.54	0.31[2]	0.42	0.73	(0.30)	(0.07)	(0.37)
Year ended 12-31-2011	10.54	0.37[2]	0.00	0.37	(0.37)	—	(0.37)
Year ended 12-31-2010	10.98	0.09	0.27	0.36	(0.09)	(0.71)	(0.80)
Year ended 12-31-2009	10.43	0.14	0.55	0.69	(0.14)	—	(0.14)
Year ended 12-31-2008	10.52	0.19	(0.03)	0.16	(0.19)	(0.06)	(0.25)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
InvestEd Growth Portfolio						
Six-month period ended 6-30-2013 (unaudited)	$12.45	7.98%	$122	0.25%[3]	-0.08%[3]	13%
Year ended 12-31-2012	11.53	11.21	115	0.25	0.47	36
Year ended 12-31-2011	10.94	-4.54	114	0.25	0.49	69
Year ended 12-31-2010	12.34	14.13	129	0.25	0.71	61
Year ended 12-31-2009	10.93	24.96	119	0.25	1.83	24
Year ended 12-31-2008	9.05	-25.87	103	0.25	1.73	18
InvestEd Balanced Portfolio						
Six-month period ended 6-30-2013 (unaudited)	11.76	4.63	131	0.25[3]	0.51[3]	23
Year ended 12-31-2012	11.24	9.72	124	0.25	1.30	30
Year ended 12-31-2011	10.62	-2.30	109	0.25	1.26	107
Year ended 12-31-2010	11.53	9.23	104	0.25	0.91	77
Year ended 12-31-2009	10.77	16.31	89	0.25	2.19	28
Year ended 12-31-2008	9.45	-18.50	76	0.25	2.11	33
InvestEd Conservative Portfolio						
Six-month period ended 6-30-2013 (unaudited)	11.32	3.85	86	0.25[3]	1.41[3]	32
Year ended 12-31-2012	10.90	6.92	80	0.25	2.83	52
Year ended 12-31-2011	10.54	3.54	68	0.25	3.49	125
Year ended 12-31-2010	10.54	3.31	63	0.25	0.83	107
Year ended 12-31-2009	10.98	6.62	58	0.25	1.37	103
Year ended 12-31-2008	10.43	1.56	50	0.25	1.94	47

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ivy Funds InvestEd 529 Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). InvestEd Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund (Trust Fund). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio (each, a Portfolio) are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended June 30, 2013, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Underlying Waddell & Reed Funds, the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Waddell & Reed Funds.

In the normal course of business, the Underlying Waddell & Reed Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Waddell & Reed Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Waddell & Reed Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Waddell & Reed Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Waddell & Reed Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Waddell & Reed Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Waddell & Reed Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Waddell & Reed Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Waddell & Reed Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Waddell & Reed Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Waddell & Reed Funds invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Waddell & Reed Funds, or, in the case of hedging positions, that the Underlying Waddell & Reed Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to the Funds' prospectus and statement of additional information regarding the risks associated with owning shares in the Underlying Waddell & Reed Funds.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the Net Asset Value (NAV) of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost which approximates fair value. These investments are categorized as Level 2 of the fair value hierarchy.

There were no level 3 securities owned during the period ended June 30, 2013. There were no transfers between any levels during the period ended June 30, 2013.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by WRIMCO, a wholly owned subsidiary of W&R.

WRIMCO serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds. Each Portfolio pays advisory fees to WRIMCO indirectly, as shareholders in the underlying funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the underlying funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount and paid to W&R. During the period ended June 30, 2013, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Growth Portfolio	$273	$—*	$137
InvestEd Balanced Portfolio	196	—*	88
InvestEd Conservative Portfolio	54	—	25

Not shown due to rounding.

(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the period ended June 30, 2013, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Growth Portfolio	$15,117	$15,521
InvestEd Balanced Portfolio	32,628	29,640
InvestEd Conservative Portfolio	30,436	26,320

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	InvestEd Growth Portfolio				InvestEd Balanced Portfolio			
	Six months ended 6-30-13		Year ended 12-31-12		Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	864	$ 10,591	1,616	$ 18,835	1,225	$ 14,420	2,651	$ 29,705
Shares issued in reinvestment of distributions to shareholders	—	5	524	6,050	—	0	389	4,385
Shares redeemed	(1,029)	(12,627)	(2,514)	(29,317)	(1,096)	(12,933)	(2,255)	(25,259)
Net increase (decrease)	(165)	$ (2,031)	(374)	$ (4,432)	129	$ 1,487	785	$ 8,831

	InvestEd Conservative Portfolio			
	Six months ended 6-30-13		Year ended 12-31-12	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,061	$ 12,030	2,511	$ 27,445
Shares issued in reinvestment of distributions to shareholders	—	2	242	2,641
Shares redeemed	(752)	(8,469)	(1,906)	(20,848)
Net increase	309	$ 3,563	847	$ 9,238

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2013 follows:

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
InvestEd Growth Portfolio							
Waddell & Reed Advisors Cash Management, Class A	5,585	$1,024	$ 426	$ —	$ 1	6,182	$ 6,182
Waddell & Reed Global Bond Fund, Class Y	1,427	487	6,183	(117)	103	N/A	N/A
Waddell & Reed Advisors International Growth Fund, Class Y	2,852	2,494	1,500	632	—	2,886	30,364
Waddell & Reed Advisors New Concepts Fund, Class Y	1,612	6,796	1,165	116	—	2,075	24,522
Waddell & Reed Advisors Small Cap Fund, Class Y	1,427	1,604	2,435	621	—	1,348	24,662
Waddell & Reed Advisors Vanguard Fund, Class Y	3,661	2,712	2,316	243	—	3,676	36,433
				$1,495	$104		$122,163

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
InvestEd Balanced Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	1,843	$ 802	$12,767	$(146)	$156	N/A	N/A
Waddell & Reed Advisors Cash Management, Class A	6,053	14,098	219	—	1	19,933	19,933
Waddell & Reed Advisors Core Investment Fund, Class Y	3,860	6,354	734	112	—	4,634	32,666
Waddell & Reed Advisors Global Bond Fund, Class Y	3,092	1,629	415	6	228	3,399	13,153
Waddell & Reed Advisors Government Securities Fund, Class Y	2,098	740	13,028	(548)	110	N/A	N/A
Waddell & Reed Advisors International Growth Fund, Class Y	1,853	1,007	653	274	—	1,861	19,580
Waddell & Reed Advisors New Concepts Fund, Class Y	1,165	672	1,101	179	—	1,115	13,177
Waddell & Reed Advisors Vanguard Fund, Class Y	2,647	7,327	766	80	—	3,293	32,630
				$ (43)	$495		$131,139

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	6-30-13 Share Balance	6-30-13 Value
InvestEd Conservative Portfolio							
Waddell & Reed Advisors Bond Fund, Class Y	2,999	$ 2,350	$8,112	$ 401	$255	2,035	$12,921
Waddell & Reed Advisors Cash Management, Class A	3,940	13,771	292	—	1	17,419	17,419
Waddell & Reed Advisors Core Investment Fund, Class Y	3,141	9,222	1,111	156	—	4,251	29,969
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	510	865	8,854	944	28	N/A	N/A
Waddell & Reed Advisors Global Bond Fund, Class Y	5,033	3,359	1,237	—*	372	5,568	21,549
Waddell & Reed Advisors Government Securities Fund, Class Y	684	450	4,456	(181)	36	N/A	N/A
Waddell & Reed Advisors Value Fund, Class Y	317	419	788	150	—	283	4,303
				$1,470	$692		$86,161

* Not shown due to rounding.

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

8. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2013 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
InvestEd Growth Portfolio	$113,167	$9,461	$ 41	$9,420
InvestEd Balanced Portfolio	124,124	8,043	540	7,503
InvestEd Conservative Portfolio	84,721	3,212	1,159	2,053

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2012 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Growth Portfolio	$ 829	$21	$5,222	$3,498	$—	$—	$—
InvestEd Balanced Portfolio	2,314	25	2,071	2,942	—	—	—
InvestEd Conservative Portfolio	2,230	43	413	1,199	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act is December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a RIC during the period ended December 31, 2012:

Portfolio	Pre-Enactment						Post-Enactment	
	2013	2014	2015	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
InvestEd Growth Portfolio	$—	$—	$—	$—	$—	$—	$—	$—
InvestEd Balanced Portfolio	—	—	—	—	—	—	—	—
InvestEd Conservative Portfolio	—	—	—	—	—	—	—	—

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

InvestEd Portfolios

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the InvestEd Portfolios' prospectus, the InvestEd Plan Program Overview and the Ivy Funds InvestEd 529 Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.

SEMIANN-INVESTED (6-13)